5/24/04

BB 6/30

30 6/30/04

04019716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
260 CALIFORNIA STREET, SUITE 200
(No. and Street)

RECD S.E.C.
MAY 2 4 2004
585

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. LEE EPSTEIN (415) 658-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
STONEFIELD JOSEPHSON, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name — if individual, state last, first, middle name)

655 MONTGOMERY STREET, SUITE 1220 (Address) SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Epstein, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Money Market 1 Institutional Investment Dealer for the year ended March 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

Notary Public

5/27/04

P.L. DAVIS
COMM. # 1362512
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 24, 2006

STONEFIELD JOSEPHSON, Inc.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

TABLE OF CONTENTS

This report contains (check all applicable boxes):

X (a) Facing page

X (b) Statement of Financial Condition

X (c) Statement of Operations (Income /Loss)

X (d) Statement of Cash Flows (Change in Financial Position)

X (e) Statement of Changes in Stockholders' Equity

N/A (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

X (g) Computation of Net Capital

X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3

X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

N/A (m) A copy of the SIPC Supplemental Report (not required)

N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

X (o) Independent Auditors' Report on Internal Control Structure

N/A (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' regulated Commodity Futures Account pursuant to Rule 171-5

Money Market 1
Institutional Investment Dealer

Financial Statements

Year Ended March 31, 2004

STONEFIELD
JOSEPHSON, Inc.

Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information:	
Computation of Net Capital	9
Computation for Determination of Reserve Requirements	10
Reconciliation of the Computation of Net Capital	11

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9, 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
April 28, 2004

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash	$ 242,340
Receivable from brokers, dealers and clearing organizations	168,186
Securities	4,554
	$ 415,080

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,000
Due to parent company	21,830
Total liabilities	22,830
Stockholder's equity:	
Common stock; $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	150,000
Additional paid-in capital	50,000
Retained earnings	192,250
Total stockholder's equity	392,250
	$ 415,080

The accompanying notes form an integral part of these financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2004

	Amount
Revenues:	
Commissions	$ 1,805,383
Trading	365,075
Interest	1,007
Total revenues	2,171,465
Operating expenses:	
Management fees	1,996,160
General and administrative	71,546
Total operating expenses	2,067,706
Income before income taxes	103,759
Provision for income taxes	29,600
Net income	$ 74,159

The accompanying notes form an integral part of these financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2004

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, March 31, 2003	150,000	$ 150,000	$ 50,000	$ 118,091	$ 318,091
Net income				74,159	74,159
Balance, March 31, 2004	150,000	$ 150,000	$ 50,000	$ 192,250	$ 392,250

The accompanying notes form an integral part of these financial statements.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2004

Cash flows provided by operating activities:	
Net income	$ 74,159
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in value of securities	19,446
Changes in assets and liabilities:	
Decrease in assets:	
Receivable from brokers, dealers, and clearing organizations	95,551
Increase in liabilities:	
Accounts payable and accrued expenses	1,000
Due to parent company	29,600
Total adjustments	145,597
Net cash provided by operating activities	219,756
Net increase in cash	219,756
Cash, beginning of year	22,584
Cash, end of year	$ 242,340
Supplemental disclosure of cash flow information:	
State income taxes paid	$ 800

The accompanying notes form an integral part of these financial statements.

(1) Organization and Significant Accounting Policies:

Organization:

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the State of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents as of year-end.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities:

Securities include stocks and warrants to purchase common stock of a company. These securities are valued at fair market value and are classified as available for sale.

The fair value for the warrants was estimated using a Black-Scholes option pricing model for the year ended March 31, 2004, taking into account risk free interest rate, volatility, and expected life.

Commission and Trading Revenue:

The Company derives revenue from commissions and concessions related to the sale of money market and short-term instruments. Revenue is recognized on a trade date basis.

Approximately 45% of the Company's commission revenue for the year ended March 31, 2004, was from three major investment dealers. Accounts receivable from these dealers at March 31, 2004, was approximately $36,000.

(1) Organization and Significant Accounting Policies (Continued):

Allowance for Doubtful Accounts:

Allowance for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Also, any economic factors that affect the collection of the receivables are taken into consideration. No allowance for doubtful accounts is provided in the year ended March 31, 2004, because none of the receivables meet the criteria stated above.

Securities Transactions:

Securities transactions recorded by the Company are executed and carried by an independent broker dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Transactions are recorded on a trade date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with which it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers and clearing organizations.

Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory and clearing fees related to its operations. The Parent pays personnel, promotional, communications and other costs of the Company. The Company pays a management fee in consideration for these facilities and services. During the year ended March 31, 2004, the Company paid management fees of $1,996,160 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

(3) Regulatory Requirements:

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. The Company computes net capital under the aggregate indebtedness method of the Rule, which, at March 31, 2004, required the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $100,000 and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. At March 31, 2004, the Company had net capital of $368,117, which was $268,117, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.00 at March 31, 2004.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of March 31, 2004, customer obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Income Taxes:

The Company files consolidated income tax returns with its Parent. The following provision for income taxes has been computed as though the Company files its income tax returns separately. Any deferred taxes are recorded by the Parent.

The provision of income taxes for the year ended March 31, 2004, is as follow:

Current tax expense:	
Federal	$ 20,400
State	9,200
	$ 29,600

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2004

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 392,250
Less non-allowable assets:	
Receivable from brokers, dealers and clearing organization greater than 30 days	21,772
Net capital before haircuts	370,478
Haircuts on stock	387
Haircuts on warrants	1,974
Net capital	$ 368,117

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from statement of financial condition	$ 22,830
Ratio of aggregate indebtedness to net capital	.06 to 1.00

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,522
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 268,117

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

MARCH 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

MARCH 31, 2004

Per original filing	$ 365,925
Audit adjustment of non-allowable assets and security haircuts	2,192
Per this filing	$ 368,117

STONEFIELD JOSEPHSON, Inc.

STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the financial statements of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2004, and have issued our report thereon dated April 28, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed (i) no facts indicating that the conditions of the exemption from the provisions of Rule 15c3-3 had not been complied with during the period, and (ii) no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
April 28, 2004